Filed by McDATA Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended.

Subject: Computer Network Technology Corporation
Commission File No. 333-122758

ON APRIL 14, 2005, McDATA CORPORATION, A DELAWARE CORPORATION, ISSUED THE FOLLOWING EMAIL COMMUNICATION TO ITS EMPLOYEES:

To all McDATA Employees:

        In the past couple of weeks, we have been communicating the various milestones and actions that would need to take place to progress towards the close of the acquisition of CNT. Today, April 14, 2005, CNT filed their Form 10-K following McDATA's 10-K filing on April 4, 2005. The Form 10-K is an annual business and financial report filed with the Securities and Exchange Commission (SEC). All publicly traded companies are required to file a Form 10-K within 75 days following the close of the fiscal year.

        Now that the Form 10-K's are filed, McDATA and CNT will jointly amend the Form S-4 Proxy Statement and file it with the SEC in the near future. We will keep you apprised as to when we are completed with this filing and the date for the shareholder meeting and vote.

        The integration planning is proceeding, and the integration team continues to work diligently on the process. Paul Brothe has recently joined the integration team and will work with the integration team members on international integration. In the interim, Tim Graumann will lead the corporate quality and services team. I am also pleased to welcome Pat Collins, consultant, to the integration team. Pat joins us from Dell and is providing valuable input into our planning process.

        Thank you for your patience during this planning phase. Please send your questions to acquisitions@mcdata.com and check the QA e-room for responses.

Scott Berman
Integration Team Lead

ADDITIONAL INFORMATION AND WHERE TO FIND IT:

        On February 11, 2005, McDATA filed a registration Statement on SEC Form S-4 and McDATA and CNT filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. This Registration Statement has not been declared effective by the SEC and the Joint Proxy Statement/Prospectus is not in its final definitive form and both may be amended. McDATA and CNT will mail a Joint Proxy Statement/Prospectus to stockholders of McDATA and shareholders of CNT containing information about the proposed merger after the Registration Statement containing the Joint Proxy Statement/Prospectus has been declared effective by the SEC. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety when they are available. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related maters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth Minnesota 55442, telephone (763) 268-6130.

        In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA's and CNT's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

        McDATA, CNT, directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the Merger. Certain directors and executive officers may have direct or indirect interests in the Merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the Merger. In addition, certain directors and officers, after the Merger, will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the Merger. McDATA and CNT have retained Mellon Investor Services LLC to assist them in soliciting proxies from their respective stockholders and shareholder. Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.